ARCHER BALANCED FUND

A SERIES OF THE

ARCHER INVESTMENT SERIES TRUST

LETTER OF INVESTMENT INTENT

December 23, 2009

Archer Investment Series Trust

9000 Keystone Crossing, Suite 630

Indianapolis, IN 46240

To the Board of Trustees of Archer Investment Series Trust:

The undersigned (the "Purchaser") hereby subscribes to purchase a beneficial interest ("Interest") of the Archer Balanced Fund, a series of the Archer Investment Series Trust, in the amount of $100,000 for 10,000 shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

/s/Troy C. Patton

    Troy C. Patton